Exhibit 4.9a
This document constitutes a translation from Hebrew for convenience purpose only.

Annex to Lease Contract dated 7.2.2002

This annex was made and executed on October 31st, 2012

Between:

MOFARI LTD.
Private Company Number 51-140628-2
from 3 Hashikma St., P.B. 11376, Azour, 58001
(To be referred to hereinafter as "the Landlord)"

THE FIRST PARTY;

and

ITURAN LOCATION AND CONTROL LTD.
Public Company Number 52-004381-1
from 3 Hashikma St., Azour, 58001
(To be referred to hereinafter as "the Tenant")

THE SECOND PARTY;

Whereas:
on 2/7/2002 the parties executed a lease contract according to which the Tenant leases from the Landlord an area of approximately 2,614 square meters, on ground, Basement A and Basement B floors and a roof, located in the building leased by the Landlord in the new industrial park in Azour (hereunder: "the Contract");

Whereas:
the parties wish to extend the lease under the Contract, to increase the leased area and to amend the Contract in respect of several matters, and all in accordance with and subject to the following terms and provisions;

IT IS THEREFORE DECLARED, AGREED AND PROVIDED BETWEEN THE PARTIES AS FOLLOWS:

1.
It is agreed that the provisions of the Contract shall remain valid, mutatis mutandis, unless and to the extent they are explicitly amended under this Annex, and to the extent they do not contradict this Annex.

This document constitutes a translation from Hebrew for convenience purpose only.

2.	For the avoidance of doubt, it is agreed that in case that there is a contradiction between provisions of the Contract and this Annex, the provisions of this Annex will prevail.
3.	The current wording under the term "Leased Premises" in the Contract shall be replaced by the following wording:
"An area of approximately 2,798.5 square meters gross, in which are included, pursuant to the parties' agreement, an addition for public areas, on the ground and Basement A and Basement B floors, and a roof, located in the building belonging to the Landlord in the new industrial park in Azour, known as Parcel 87 in Block 6010 and outlined in red in the diagrams that are attached as Appendices A, B, C and D and which constitute an integral part of the Contract (hereinafter: the "Diagram"). Nevertheless, it is agreed that the parties will measure the Leased Premises through a licensed surveyor whose identity will be determined by agreement within 90 days following execution of this Annex, and if there is no such agreement within such period, the identity of the surveyor will be determined by the Chairman of the Association of Licensed Surveyors of Israel, pursuant to a request of the Landlord/Tenant.
The Parties will instruct the surveyor to measure the leased area (and other areas to the extent leased by the Tenant) by way of multiplying the net area (as defined below) by 1.25.
The leased area as determined by the surveyors (hereunder – "the Updated Area") shall be the area to be used by the parties as a basis for calculation under the Contract and this Annex. Until determination of the Updated Area, the leased area for purposes of the Contract and this Annex is 2,789.5 sq/m gross".
The net area for purposes of this Annex is: "the area placed between the external walls of the Leased Area plus the width of the external walls. For this purpose the width of the external walls means – the wall which separates between the Leased Premises and what is outside of it. For this purpose, with respect to an external wall with a stone cladding – the meaning is that the face of the wall shall include the cladding.
4.	The term of lease mentioned in section 4(a) of the Contract shall be extended and shall be for 7 years commencing from April 1, 2013 and until March 31, 2020.
5.	Section 4(b) of the Contract - is terminated.
6.	Instead of the current wording of section 7 of the Contract, the following wording shall be placed:
"7

This document constitutes a translation from Hebrew for convenience purpose only.

a.	In consideration for the lease of the Leased Premises, the Tenant undertakes to pay the Landlord the followings:
(1)
Amount of NIS 48 plus VAT for each per square meter gross of the Leased Area, as defined above, as monthly lease payments and for the maintenance of the air-conditioning systems, computerized smoke detection center, elevators, cleaning of the public areas, sanitary plumbing in the public bathrooms, but not including municipal property taxes and water (the "Rental and Maintenance Payments").

(2)
In addition to the Rental and Maintenance Payments, the Tenant will pay to the Landlord the municipal property taxes in accordance with the rate determined by the Municipal Property Tax Order of the Azor Local Council as of 1.1.2013.

The Tenant shall be entitled to apply directly to the Local Council in a request to be charged a decreased municipal property tax rate due to the type of its business. If the Tenant provides the Landlord with the  Local Council's written approval regarding the decreased municipal property tax rate concerning the Leased Premises, then the Tenant will pay the Landlord the municipal property tax in accordance with the rate stated at such approval, but in any event the size of the area for the purpose of calculating the municipal property taxes shall be the area specified in the Contract.
The payment for the use of water will be paid by the Tenant, and will be imposed on it in addition to the above-mentioned amount in accordance with its actual consumption, at the rate at which the Landlord is charged by the Azour Local Council.
(3)	Terminated.
(4)	The Rental and Maintenance Payments will be linked to the Index as detailed below, and shall be referred to as "the Rental Payments".
In this Contract the following terms shall have the following meaning:
The "Index" – the consumer price index including the index of fruits and vegetables, as shall be published by the Central Bureau of Statistics or any other substitute official institute.
The "Basic Index" – the Index of November 2012 as published on 15/12/2012.
The "New Index" – the Index known on the day of payment.

Calculation of the Rental and Maintenance Payments as linked to the Index shall be made as follows:
To the Rental and Maintenance Payments will be added linkage differentials at the rate of the Index changes (increase or decrease) on the actual payment date, as compared to the Basic Index, but in any event not less than the Basic Index. The linkage differentials shall be paid along with the Rental and Maintenance Payments and shall be an integral part thereof.
It is agreed that in case the New Index shall decrease below the Basic Index, the Landlord shall be paid Rental and Maintenance Payments in the amount that was paid for the last month (including the linkage differentials) before the day on which each of the payments of the Rental and Maintenance payments shall be made.
Nonpayment of the linkage differentials on their due date shall be deemed as nonpayment of the Rental and Maintenance Payments on their due date. The settlement between the parties in respect of the linkage differentials shall be made on the actual payment date of the Rental and Maintenance Payments.

This document constitutes a translation from Hebrew for convenience purpose only.

b.	(Terminated).
c.
(1)
On April 1st, 2013 the Tenant shall pay to the Landlord an amount for 4 months of rent and maintenance. The Rental and Maintenance Payments for one month of rent out of the amount mentioned in section 7c(1) shall be used as a security for the fulfillment of the Tenant's undertakings (hereinafter – "One Month Security Amount").

(2)
On this date the parties will conduct a settlement in respect of the security amounts paid for the period preceding the rental period under this Annex, to the extent paid (hereinafter - "the Security Amounts") and these will be deducted from the One Month Security Amount.

d.
The Tenant will pay to the Landlord VAT in addition to the Rental and Maintenance Payments at the rate applicable under the law on the date of payment against the provision of a tax invoice. The VAT amount shall be paid to the Landlord on the dates of payment of the Rental and Maintenance Payments as stated in this Contract, by check dated two days prior to the designated date of VAT payment under the law in respect of the invoice.

e.	Breach of the provisions of section 7 including all its subsections, shall be considered as a material breach of this Contract."

7.	Section 8e(1) of the Contract – instead of "34", "54" shall be placed. Instead of "1.1.02", "1.4.12" shall be placed.
8.	Section 8e(3) of the Contract – instead of "34", "54" shall be placed. Instead of "1.1.02", "1.4.12" shall be placed.
9.	Section 8i fourth line – after the word "carpets" shall be placed "and/or the parquet."
10.	Section 8m – the words "the Tenant declares .... 40 ampere" shall be deleted.

This document constitutes a translation from Hebrew for convenience purpose only.

11.	Section 13a third line – instead of the words "amount equal to 1.40 $", "amount of NIS 6" shall be placed.
12.
Section 15f – the words "in addition to dollar linkage differentials" as mentioned in section 7 above, shall be deleted. Instead of the words "the calculations will be carried out", the words "the calculation will be carried out" shall be placed.

13.	Section 17 to the Contract – is terminated.
14.
Section 25a to the Contract – instead of current wording, the following wording shall be placed: "the Tenant confirms that he is aware that he has no right of use whatsoever regarding the part of the ramp in front of the vitrines, as outlined in red in the Diagrams (annex c), and this part shall be used for parking of vehicles of other tenant/s in accordance with the sole discretion of the Landlord".

15.	Section 25b to the Contract – is terminated.
16.	Section 29 to the Contract – is terminated.
17.	Section 32 to the Contract, at the end shall be added– "the Tenant undertakes to perform periodical examinations of radiation of the antennas and the electronic equipment as required under the law".
18.
A new section 33(c) will be added as follows – "the Landlord allows the Tenant to park, for no consideration, within the area of parking outlined in red in the attached diagrams, which is located on the upper surface of the ramp in front of the offices of "Mister Big". The Tenant shall pay the local property taxes for this parking area.

19.	Section 34 to the Contract – the clause which starts with the words "notwithstanding the foregoing, ..." shall be deleted until the end of the section.
20.
Section 35 will be added to the Contract as follows: "the Landlord, at its sole discretion, shall be entitled to add and build additional floors on the roof of the building in which the Leased Premises and its systems are located. The Tenant shall not be entitled to object to the construction, as long as such construction shall not cause any change to the structure of the Leased Premises. The Landlord shall take reasonable measures to avoid unreasonable disturbances to the use of the Leased Premises taking into consideration the circumstances of such construction works. In the event of such construction, the Tenant undertakes to evacuate, on its account, the mast currently placed on the roof of the building to another place as instructed by the Landlord.

The Landlord undertakes to allow the Tenant free access to the entrance of the Leased Premises during such construction. The Landlord shall take all reasonable measures to reduce as much as possible interruptions to the Tenants as a result of the construction."

This document constitutes a translation from Hebrew for convenience purpose only.

21.
Section 36 will be added to the Contract as follows: "the parties agree to avoid any unilateral action toward each other without notice and/or the receipt of consent of the other party, including actions of set-off, electricity disconnection, close of entrances/exits etc.

During performance of renovation works by the Tenant at the Leased Premises which may cause disturbance to the neighbors, the Tennant will inform the Landlord and the other right holders in the building by an advance written notice, of the possibility of such disturbance and the Tenant shall use its best efforts to limit these disturbances. Light renovation or changes, which do not damage the Leased Premises, do not require prior approval."
22.	Section 37 will be added as follows - the Tenant is entitled, upon coordination with the Landlord, to place flowerpots/vegetation in front of the building on the sidewalk.
23.
Section 38 will be added to the Contract as follows: the parties acknowledge that on the date of execution of this Annex, the Tenant leases from the Landlord 5 parking places (in addition to the 3 parking places that the Tenant is entitled to under the Contract) at the basement of the building, for a monthly consideration of NIS 400 plus VAT for double parking, and a monthly consideration of NIS 470 plus VAT for single parking. This lease shall remain valid under these terms.

The consideration for each of these 5 parking places shall be linked to the Basic Index and the calculation shall be made as detailed in section 6a(4) of this Annex.
In addition, it is agreed that in case that the Landlord will close the parking bay located in the Shikma St., in Azur from public use and will use it for its own purposes, then the Tenant is granted an option to lease from the Landlord 4 parking places in such parking bay, for a consideration to be determined by the Landlord at its sole discretion. It is hereby clarified that if for any reason the parties will not reach an agreement regarding the consideration for the lease of the above-mentioned parking places, within 7 business days from the date of the Tenant's written request to exercise the option, the option will expire and the Landlord will be entitled to lease these parking places or any part thereof to others.
24.
Section 39 will be added to the Contract  – it is agreed that in case that the parties will agree on the lease of additional areas in the building, then the rental payments to be paid by the Tenant therefor shall be at same rate as the rental payments paid by the Tenant for the leased areas it then leases from the Landlord.

This document constitutes a translation from Hebrew for convenience purpose only.

In any event, the performance of works for the adjustment of such new areas (to the extent they shall be leased) for the purpose of the lease, shall be carried out by the Tenant, at its account, upon coordination with the Landlord, under its supervision and upon its prior written approval.

IN WITNESS THEREOF, THE PARTIES HAVE SIGNED:

[signed]                                            [signed]
___________________             ______________________________________
 MOFARI LTD.                        ITURAN LOCATION AND CONTROL LTD.

[Diagrams are omitted]